Exhibit 99.122

Consent of Counsel

Reference is made to the Registration Statement on Form 40-F (the “Registration Statement”) of SolarBank Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, for the registration of the common shares of the Corporation.

We hereby consent to the inclusion of our opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”, and the references to our firm name under the heading “Legal Matters” in the Prospectus Supplement of the Corporation dated June 29, 2023 to the Final Short Form Base Shelf Prospectus dated May 2, 2023 of the Corporation, filed as Exhibit 99.52 to the Registration Statement of the Corporation. In giving such consent, we note that our opinions are only given as of the date thereof and not as of any other date.

/s/ MLT Aikins LLP

Vancouver, British Columbia
February 27, 2024